Exhibit 100.1

EPIC Connections Joins NICE inContact DEVone Program to Provide
Performance Improvement Services to Contact Centers

EPIC Connections Provides RapidCheck Assessment to Extend CXone Workforce
Optimization for CXone Users

Salt Lake City – November 30, 2017 – NICE inContact (Nasdaq:NICE) today announced that EPIC Connections, a global professional services company, has joined the DEVone developer program and provides technology utilization and performance improvement services to contact centers on CXexchange, the most extensive technology ecosystem currently available in the customer experience market. Products available on the CXexchange marketplace are designed to integrate with NICE inContact CXone™, the world’s No. 1 cloud customer experience platform.

Complementing NICE inContact CXone, EPIC Connections provides RapidCheck Assessment, implementation, and optimization services to help contact centers craft technology roadmaps, seamlessly deploy NICE inContact solutions, and enhance ROI on technology investments. EPIC is helping NICE inContact customers of all sizes build and execute comprehensive technology transformations by adding workforce- and operations-focused services to their NICE inContact solutions.

NICE inContact CXone empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

NICE inContact customers can use EPIC Connections enhancements to CXone to assess the current state of the contact center against industry benchmarks, and review best practices to enhance contact center performance.

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RapidCheck Assessment: Benchmark objectives and build a strategic roadmap that aligns capability gaps with inContact technologies as well as processes for operational excellence and workforce management solutions

•	Implementation Services: Seamlessly deploy inContact applications, ensuring tight integration, testing, calibration, functionality, and team training

•	Optimization Services: Evaluate your inContact solution output and use data-driven optimization services to drive contact center KPI performance and higher ROI

“EPIC is excited to deepen our partnership with NICE inContact. As part of CXexchange, we look forward to serving additional customers, helping them perform a complete technology, workforce, and process transformation,” said Bill Pieper, President of EPIC Connections.

DEVone offers partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how EPIC Connections works with CXone can visit CXexchange to learn more and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

“With steady demand and change driven by customer expectations, managers can benefit from assessment and consulting tools that identify ways to fine tune and optimize contact center operations,” said Paul Jarman, CEO of NICE inContact. “We welcome EPIC Connections as a DEVone partner.”

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes NICE inContact CXone cloud, an expert service model and the broadest partner ecosystem. www.niceincontact.com

ABOUT EPIC CONNECTIONS
EPIC Connections is a global customer engagement and contact center consulting company.  Fortune 500 companies, small businesses and government entities around the world turn to EPIC Connections when conventional approaches are not enough to activate change and achieve results.  Privately-held since 2003, EPIC Connections is a leading contact center professional services firm that delivers process improvement, performance management and technology services to organizations seeking to transform operations, increase agent productivity and realize significant savings through decisive action. EPIC’s senior professionals are experienced contact center industry veterans who draw upon the firm’s operations background to help leaders turn change into a strategic business asset and unlock value at every stage.  With EPIC Connections as your transformation partner, you’ll be ensured of a great result for you, your contact center and your company.  www.epicconnections.com

EPIC Connections Contact:
 Bill Pieper, 402-884-4700 ext. 201, bpieper@epicconnections.com

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.